March 2, 2016

VIA EDGAR

Mr. Dietrich A. King
Assistant Director
Office of Financial Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meta Financial Group, Inc. Form 10-K for the Fiscal Year Ended September 30, 2015 Filed December 14, 2015 File No. 000-22140

Dear Mr. King:

On February 16, 2016, Meta Financial Group, Inc. (the “Company”) submitted a response to the letter dated February 9, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Glen W. Herrick, Executive Vice President and Chief Financial Officer of the Company, regarding the above-referenced filing.  In a telephone call with Eric Envall of the Staff on February 23, 2016, the Staff requested that the Company supplementally provide additional information concerning the performance targets used by the Company in connection with annual cash and equity incentive compensation, including additional information concerning where actual performance fell relative to the respective targets.  For your convenience, we have substituted our original response with the response set forth below and included the Staff’s original comment set forth in the Staff’s February 9 letter.

Form 10-K filed for the Fiscal Year Ended September 30, 2015

Definitive Proxy Statement on Schedule 14A

Annual Cash and Equity Incentive Compensation, page 17

1.	We note your disclosures on page 17 regarding the primary factors you considered for cash incentives (EPS, ROE, asset quality, and core deposit growth) and for equity incentives (net income and total shareholder return). Please tell us how the compensation committee determined the size of the annual cash and equity incentive awards for your named executive officers. In doing so, please address the roles of individual performance and company performance. Please also address the various factors the committee considered, indicating how those factors affected the disclosed awards. If the committee used performance targets linked to these or other factors, please tell us the targets, as well as where actual performance fell with respect to the targets. Finally, in future filing disclosing the payment of incentive compensation, to the extent material, please discuss and analyze your award decisions. Please refer to Item 402(b) of Regulation S-K.

Mr. Dietrich A. King
Securities and Exchange Commission
March 2, 2016

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

As discussed in the Company’s Definitive Proxy Statement (the “Proxy Statement”), the Company’s Compensation Committee (the “Committee”) determined the size of the Company’s annual cash and equity incentive awards based on advice from its outside compensation advisers.  For each of the Company’s named executive officers (“NEOs”), the Committee set a maximum aggregate amount of incentive compensation (for both cash and equity) payable to any NEO, with maximum amounts ranging from 75%—187.5% of base salary.  These percentages were based on the position of the NEO, with positions of greatest responsibility (i.e., CEO and President) assigned the maximum percentage of 187.5% and those NEOs with lesser responsibilities assigned percentages ranging from 75—157.5%.  Of the respective maximum percentages of incentive compensation payable, for the CEO and President, no more than 60% of such amount was payable in equity and no more than 40% was payable in cash, and for the remaining NEOs, no more than 50% of such amount was payable in equity or in cash.

Cash Incentive Awards.  As set forth below, for the cash incentive awards for fiscal 2015, the Committee determined that 80% of the potential incentive awards would be based solely on Company performance and the remaining 20% would be based on a combination of Company and individual performance.  For the 80% based solely on Company performance, the Committee set metrics in four areas, allocating 20% each to the achievement of the following four metrics:  earnings per share (“EPS”); return on equity (“ROE”); asset quality; and deposit growth.  The EPS and ROE metrics were adjusted for $3.3 million of acquisition-related expenses.  The asset quality metric was based on the percentage of non-performing assets to total assets.  The deposit growth metric represented the percentage growth from fiscal 2014 to fiscal 2015 in all of Meta Payment Systems’ deposits and MetaBank’s checking, savings and money market deposits (excluding certificates of deposit).  The 20% based on a combination of Company and individual performance was determined on a discretionary basis, with the Committee considering such factors as the Company’s maintenance of its Tier 1 risk-based capital ratio at 8% or above and the applicable NEO’s individual contribution to the Company’s overall performance, without allocating any specific percentages to these factors.

As described in the table below, for the performance metrics relating solely to Company performance, the Committee established threshold, target, and maximum performance levels.  After comparing the Company’s actual fiscal 2015 performance to the performance levels, the Committee determined that, except as noted below with respect to ROE, each NEO was entitled to the maximum percentage of cash incentive compensation applicable to him.

Mr. Dietrich A. King
Securities and Exchange Commission
March 2, 2016

Performance Metric	Threshold	Target	Maximum	Actual Performance	Maximum Percentage Multiplier	Actual Percentage Multiplier
EPS	$2.70	$2.76	$2.92	$3.16	20%	20%
ROE	4.8%	6.9%	10.8%	10.84%	20%	19.7%[1]
Asset Quality	1.3%	0.9%	0.5%	0.3%	20%	20%
Deposit Growth	1.5%	3.3%	8.5%	24.1%	20%	20%
Other Considerations (Discretionary)	N/A	N/A	N/A	N/A	20%	20%
Total					100%	99.7%

As noted above, for each of the NEOs, the Committee established a maximum potential cash incentive compensation percentage based on the NEOs position, which maximum percentage was higher for positions with more responsibility.  For each NEO, the actual percentage multiplier of 99.7% for fiscal 2015 was multiplied by both the maximum cash incentive compensation percentage and such NEO’s base salary, and the product was used to determine the cash incentive compensation awarded to such NEO.

The cash incentive awards made to the NEOs, based on actual performance relative to performance targets established by the Committee for fiscal 2015, were as follows:

[1]
While actual performance exceeded the maximum performance level established by the Committee for fiscal 2015, the multiplier was reduced due to actual performance falling below the maximum performance level for an interim period within fiscal 2015.

Mr. Dietrich A. King
Securities and Exchange Commission
March 2, 2016

Name	Cash Incentive Awards	Actual Cash Incentive Award as a Percentage of Base Salary	Maximum Potential Cash Incentive Award as a Percentage of Base
J. Tyler Haahr	$443,430*	80.6%*	75%
Bradley C. Hanson	$443,430*	80.6%*	75%
Glen W. Herrick	$200,126	78.5%	78.8%
Troy Moore III	$94,177	37.4%	37.5%
Ira D. Frericks	$122,486	56%	56.3%
Ronald W. Butterfield	$128,933	56%	56.3%
*  Includes $32,000 paid in cash in lieu of equity incentive compensation.  Excluding the $32,000 payment, the cash incentive awards would have been $411,090, and the actual cash incentive awards as a percentage of base salary would have been 74.7%.

Equity Incentive Awards.  As set forth below, for the equity incentive awards for fiscal 2015, the Committee determined that 80% of the potential incentive awards would be based solely on Company performance and the remaining 20% would be based on a combination of Company and individual performance.  For the 80% based solely on Company performance, one-half of the 80% was based on net income and the other half on total shareholder return.  The net income metric was adjusted for $3.3 million of acquisition-related expenses.  The total shareholder return metric was based on the Company’s relative performance against the NASDAQ Bank Index, Russell 2000 Index and an index of payment company peers.  The 20% based on a combination of Company and individual performance was determined on a discretionary basis, with the Committee considering such factors as the Company’s trailing three- and five-year performance, the Company’s development of new products and services, and the applicable NEO’s individual contribution to the Company’s overall performance, without allocating any specific percentages to these factors.

As described in the table below, for the performance metrics relating solely to Company performance, the Committee established threshold, target, and maximum performance levels.  After comparing the Company’s actual fiscal 2015 performance to the performance levels, the Committee determined that, except as noted below with respect to total shareholder return, each NEO was entitled to the maximum percentage of equity incentive compensation applicable to them.

Performance Metric	Threshold	Target	Maximum	Actual Performance	Maximum Percentage Multiplier	Actual Percentage Multiplier
Net Income	$16.9M	$17.4M	$18.0M	$21.4M	40%	40%
Total Shareholder Return	15%	35%	80%	69.8%	40%	35.8%
Other Considerations (Discretionary)	N/A	N/A	N/A	N/A	20%	20%
Total					100%	95.8%

Mr. Dietrich A. King
Securities and Exchange Commission
March 2, 2016

For each NEO, the actual percentage multiplier of 95.8% for fiscal 2015 was multiplied by both the maximum equity incentive compensation percentage and such NEO’s base salary, and the product was used to determine the equity incentive compensation awarded to such NEO.

The equity incentive awards made to the NEOs, based on actual performance relative to performance targets established by the Committee for fiscal 2015, were as follows:

Name	Equity Incentive Awards (Number of Shares of Restricted Stock)	Actual Equity Incentive Award as a Percentage of Base Salary	Maximum Potential Equity Incentive Award as a Percentage of Base Salary
J. Tyler Haahr	12,802*	102%*	113%
Bradley C. Hanson	12,802*	102%*	113%
Glen W. Herrick	4,395	75%	79%
Troy Moore III	2,068	36%	38%
Ira D. Frericks	2,690	54%	56%
Ronald W. Butterfield	2,382	54%	56%
*  Reflects the impact of $32,000 paid in cash in lieu of equity incentive compensation.

As requested, in its future filings disclosing the payment of incentive compensation, to the extent material (and assuming disclosure would not result in competitive harm to the Company), the Company will discuss and analyze its award decisions to its NEOs for awards for which the performance period has been completed.

* * *

Mr. Dietrich A. King
Securities and Exchange Commission
March 2, 2016

In connection with our responses to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (605) 362-5116 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Regards,

/s/ Glen W. Herrick
Glen W. Herrick
Executive Vice President and Chief Financial Officer

cc:  J. Tyler Haahr, Meta Financial Group, Inc. Chief Executive Officer